SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                   Electric Fuel Corporation
                        (Name of Issuer)

                 Common Stock $0.01 Par Value
                (Title of Class of Securities)

                           284871-10-0
                         (CUSIP Number)

         Steven M. Plon, Esquire, Silverman Coopersmith & Frimmer
  Two Penn Center Plaza, Suite 910, Philadelphia, PA  19102, (215) 636-4482
        (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                        November 20, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))
Page 1 of 19 Pages

                             13D

1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leon S. Gross S.S. No. ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a)  x

(b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   PF and 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
   3,313,162

8. SHARED VOTING POWER
    160,000

9. SOLE DISPOSITIVE POWER
   1,408,462

10. SHARED DISPOSITIVE POWER
    2,064,700 [1,904,700 shares are subject to Margin Account Agreements and 160,000 are held jointly as a Co-Trustee of the Rose
    Gross Charitable Foundation].

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,473,162

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    24.4% of the issued and outstanding stock

14. TYPE OF REPORTING PERSON*
    IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
Page 2 of 19 Pages

                  AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No.6 to the Schedule 13D dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to Schedule 13D dated October 11, 1996, the Fourth Amendment to Schedule 13D dated December 27, 1996 and the Fifth Amendment to Schedule 13D dated May 12, 1997 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing
Schedule 13D are used herein as so defined.

Item 3.  Source and Amount of Funds or Other Consideration.

Amend Item 3 of the Existing Schedule 13D by adding the following paragraph:

     28,300 Shares of the Issuer acquired by Mr. Gross in open market purchases since September 1, 1997 were acquired at a cost (excluding commissions) of $180,912.50. The funds required for all of the foregoing shares purchased by Mr.Gross were provided, in part, by Mr. Gross's personal funds, and, in part, from funds borrowed by Mr. Gross through his margin accounts at the Brokerage Firms.

Item 5.  Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing
Schedule 13D is hereby amended to read as follows:

     Mr. Gross beneficially owns 3,473,162 Shares, or 24.4% of the Common Stock outstanding. Of the 3,473,162 Shares beneficially owned by him, Mr. Gross has the sole power to vote
3,313,162 Shares. The remaining 160,000 Shares are held jointly by Mr. Gross and Lawrence M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997 (see Item 6 below). Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for (i) rights as to disposition for a total of 1,904,700 Shares granted to the Brokerage Firms under their respective Margin Account Agreements and (ii) the 160,000 Shares owned by the Foundation. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

     (c)  Listed below are the acquisitions of Shares by Mr.
Gross which have occurred since September 1, 1997, all of which were made through open market purchases.

Page 3 of 19 Pages

      Date                Number of Shares           Price Per Share

     October 27, 1997         1,000                       $6.375
     October 27, 1997        10,000                       $6.50
     October 28, 1997         5,000                       $6.375
     October 28, 1997         8,500                       $6.375
     October 30, 1997           600                       $6.375
     October 31, 1997           200                       $6.375
     November 21, 1997        3,000                       $6.125
                            _______
    Total                    28,300

     Mr. Gross has invested in the Shares of the Issuer primarily because of the possibility that it will be successful in its business activities. Mr. Gross may make dispositions and additional purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations. Mr. Gross is currently negotiating the purchase of approximately 86,000 shares of the Company's common stock from other shareholders in private transactions.

Item 6.  Contracts, Arrangements, Understanding or Relationship
With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

     (a) On November 20, 1997, Mr. Gross donated 160,000 Shares beneficially owned by him to the Foundation, of which Mr. Gross, along with Lawrence M. Miller, is a Co-Trustee. The Foundation was formed pursuant to that certain Agreement of Trust dated May 28, 1997 by and between Leon S. Gross, as Settlor and Trustee, and Lawrence M. Miller, as Trustee. The Foundation, a tax-exempt organization within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, was formed for charitable purposes.

     (b) Of the 1,904,700 Shares of the Issuer held by Mr. Gross which are subject to Margin Account Agreements with the Brokerage Firms listed below, 3,000 shares of the Issuer held by Mr. Gross are subject to that certain Service Client Agreement dated November 25, 1997 by and between Mr. Gross and Merrill Lynch & Co., Inc.("Merrill Lynch").

     (c) Since the filing of the Existing Schedule 13D, Mr. Gross has added to and moved Shares among the margin accounts he has with the following Brokerage Firms. As of November 21, 1997, Mr. Gross' Shares are pledged as follows:

Page 4 of 19 Pages

          Brokerage Firm                       Number of Shares

          Advest                                      29,000
          Dean Witter                                 56,600
          Donaldson, Lufkin & Jenrette               262,500
          Goldman Sachs                               20,000
          Gruntal                                     20,000
          Lehman Brothers                          1,197,000
          Merrill Lynch                                3,000
          Prudential                                 316,600
                                                ____________
                    TOTAL                          1,904,700

Item 7.  Exhibits

     Exhibit "1"    -    Trust Agreement of the Rose Gross
                         Charitable Foundation dated May 28,
                         1997.

     Exhibit "2"    -    Service Client Agreement between Mr. Gross
                         and Merrill Lynch & Co., Inc. dated November
                         25, 1997


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 1997
    Date


/s/ Leon S. Gross
    Leon S. Gross






Page 5 of 19 Pages